EXHIBIT 99.1

Burcon NutraScience Engages Stonegate Capital Partners to Lead Investor Communications and Outreach Program

VANCOUVER, British Columbia, May 17, 2017 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (NASDAQ:BUR) (“Burcon”) a leader in developing functionally and nutritionally valuable plant-based proteins, is pleased to announce today that it has engaged Texas-based Stonegate Capital Partners, to lead a new investor communications and outreach program.

"With our license and production partner for CLARISOY™ soy protein, Archer Daniels Midland Company (NYSE:ADM), initiating production and sales, and with partnering discussions for our Peazazz© pea protein at an advanced stage, Burcon has arrived at a turning point in its development,” said Johann Tergesen, president and COO of Burcon.

These developments, supported by key U.S. patents, have propelled Burcon into an industry-leading position as a developer of premium plant-based protein ingredients that demonstrate exceptional functional and nutritional properties and overall value that can be delivered to a growing demographic of health-conscious consumers.

“Given these factors, we believe the time has come to engage an experienced team of investor communications professionals to help us communicate our story to the financial community,” continued Tergesen. “Stonegate brings a proven track record of helping companies like Burcon enhance its shareholder value by delivering the right message to the right audience, and building high quality, long-term relationships in the investment community.”

Stonegate Capital Partners will work closely with Burcon’s management to refine and deliver the company’s message, and assist with outreach to investors. They will also assist the company in scheduling road shows and financial conferences.

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant- based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology.

Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein® and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as “anticipate,” “intend,” “plan,” “goal,” “project,” “estimate,” “expect,” “believe”, “future,” “likely,” “may,” “should,” “could”, “will” and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding the expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon’s plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled “Risk Factors” in Burcon’s annual information form dated June 27, 2016 filed with the Canadian securities administrators on www.sedar.com and contained in Burcon’s 20-F filed with the U.S. Securities and Exchange Commission on www.sec.gov. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:

Paul Lam
Manager, Business Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
plam@burcon.ca
www.burcon.ca